SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of June, 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






                    RYANAIR ANNOUNCES ANNUAL PROFITS OF EUR227m
                     A NET MARGIN OF 21%, AS TRAFFIC GROWS 47%

    Ryanair, Europe's No.1 low fares airline today (1 June 2004) announced better than forecast financial results for the full year ended 31 March 2004. Annual passenger traffic grew by a record 47% to over 23m. This growth was driven by significantly lower fares. Yields declined by 14% during the full year and consequently total revenues rose by 28% to over EUR1 billion for the first time. Unit costs during the year were reduced by 6% with the result that total operating costs rose by 39%, significantly less than the rate of traffic growth. Ryanair's adjusted after tax profit margin fell from an exceptional 28% last year to an industry leading 21%, and adjusted profits for the year have fallen by 5% to EUR226.6m. Contrary to our earlier fears, our adjusted profit in the final quarter marks our 28th consecutive profitable quarter since Ryanair first floated in May 1997.
    Summary Table of Results (Irish GAAP) - in Euro

    Year ended                  Mar 31,2003       Mar 31,   2004       %Increase

    Passengers                      15.74m             23.13m            47%
    Revenue                     EUR842.50m       EUR1,074.20m            28%
    Profit after tax            EUR239.40m         EUR226.60m            -5%
    (Note 1)
    Basic EPS                       31.71              29.91             -6%
   (Euro Cents) (Note 1)


Note 1:Adjusted profit after tax and EPS, excludes the non-recurring costs of EUR14.9m (net of tax) arising from the earlier than planned retirement of 6 Boeing 737-200 aircraft, the re-organisation of "Buzz" in April'03 of EUR2.7m (net of tax), and a Goodwill charge of EUR2.3m.

    Announcing these results, Ryanair's Chief Executive, Michael O'Leary said;

    "These results demonstrate yet again what a superb job the 2,300 people of Ryanair do in both good times and bad. This year was characterised by adverse market conditions including Sterling weakness, the war in Iraq, the threat of terrorist attacks, significantly higher oil prices, and intense price competition all over Europe from chronically loss making flag and new entrant carriers, most of whom are losing money on an enormous scale. Despite these challenges Ryanair has significantly lowered fares for our customers, carried over 23 million passengers, still maintained a world leading after tax profit margin of over 20% and ended the year with over EUR1.2 billion in cash.

    These results cover a year during which we achieved many new milestones including;

 1. *Opening two new bases in Rome Ciampino and Barcelona Girona.
 2. *Launching 73 new routes, boosting the network to 150.
 3. *Taking delivery of 18 new Boeing 737-800 aircraft.
 4. *Acquiring Buzz Stansted Ltd.
 5. *Carrying 2 million passengers in one month (July'03) for the first time.
 6. *Overtaking British Airways traffic in the UK/Europe market.
 7. *Becoming the No.1 on-time major airline in Europe.



    "Our two new bases in Rome Ciampino and Barcelona Girona are performing extremely well and current bookings indicate that load factors at both bases will exceed 85% throughout the Summer period. Ryanair continues to be the lowest cost airline in Europe and we will continue to exploit this enormous cost leadership to grow profitably while many of our competitors lose money and/or go out of business.

    "It remains our medium term view that (similar to Southwest in the U.S.) there will only be one or possibly two large low fares airlines in Europe and we are determined that the biggest and lowest cost of these carriers will be Ryanair. Others who have higher cost or higher fare models will have to endure losses or switch capacity away from head to head competition with Ryanair (such as Aer Lingus on many Ireland-UK Provincial routes and more recently BmiBaby and EasytJet on the East Midlands-Barcelona route), because their higher cost base makes them unable to compete with Ryanair's low fares.

    "There will continue to be regulatory battles, such as those in Strasbourg and Charleroi but these will prove to be temporary obstacles. The growth of competition, choice and low fare air travel in Europe is unstoppable. As more and more airports compete to win our business, costs will fall, because the existing competition rules allow publicly owned airports to compete on a level playing field with privately owned airports. We remain confident that we will ultimately win both of our appeals on the Strasbourg and Charleroi cases. The need for Ryanair's low fares has been highlighted by the damage done at Strasbourg Airport where Air France's high fares has caused traffic on the London route to collapse from almost 20,000 to just 3,000 a month, immediately following Ryanair's temporary withdrawal.

    "A lot of hysteria has been generated in recent weeks about higher oil prices. We believe the growth of low fare air travel will not be damaged or slowed by higher oil prices, which will only hasten the demise of some of the current wave of loss making start-ups and high fare flag carriers. The recent decision by British Airways, Air France and KLM, among others to impose fuel surcharges is typical of the anti-consumer mindset of high fares airlines. Whilst we are almost fully hedged till the end of Q.2, we are largely unhedged thereafter, as it would be unwise to lock in at the current high forward rates. Our view is that prices will fall this Winter, or next year and only then will we hedge, in order to benefit from such reductions. Unlike some high fare carriers Ryanair by contrast will absorb higher oil prices by making cost savings in other areas. We will not impose fuel surcharges on our customers, and have little doubt that our traffic will continue to thrive as a result of higher price differentials between Ryanair low fares and those of our surcharging competitors.

    "Our outlook for the coming 12 months remains very conservative. We expect strong traffic passenger growth of circa 20%. Our seat capacity will rise by just 16% this year as Buzz Stansted has been unable to agree reasonable lease terms with ILFC and due to this uncertainty these aircraft (which are presently operated by Buzz Stansted under contract to Ryanair) have been removed from Ryanair's forthcoming Winter schedule. Current load factors are higher than this time last year, which confirms our view that we will have no problems filling our fleet of larger 189 seat aircraft once the exceptional capacity growth of last year returns to a more normal 20% rate. We continue to expect yields to decline. With almost 50% of the seats booked for the Summer season, the yield attrition seems to be towards the lower end of our forecast range at -5% to -10%, but next Winter, as many of our loss making competitors dump prices to try to stay alive, we expect the yield declines to increase within a range of -10% to -20%. There will be more airline casualties next Winter, a process that has already started in recent months with the closure of four airlines in Ireland, the UK and Scandinavia.

    "The European consumer has repeatedly shown over the past 20 years that they support Ryanair. In every country and in every marketplace, Ryanair provides the lowest fare air travel with the best punctuality, the best customer service, on brand new 737-800 series aircraft from uncongested, easy to use local airports. We intend over the coming years to lower prices further as we grow our traffic to over 50 million passengers per annum and in doing so making Ryanair Europe's largest international scheduled airline. Over the past 12 months over 23 million passengers saved an average of just over EUR100 each by choosing Ryanair over our competitors. We look forward to doubling these savings for European consumers over the coming four years."

    Dublin 01.06.04

    ENDS.

For results and further
information

please contact:          Howard Millar            Pauline McAlester
                         Ryanair Holdings Plc     Murray Consultants

www.Ryanair.com          Tel:353-1-8121212        Tel: 353-1-4980300


    Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy. Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors.


    Ryanair is Europe's largest low fares airline with 154 low fare routes across 16 countries. Ryanair operates a fleet of 72 aircraft, and firm orders for up to a further 101 new 737-800's which will be delivered over the next 5 years. Ryanair currently employs a team of 2,300 people and expect to carry approximately 28 million scheduled passengers in the current year.



Ryanair Holdings plc and Subsidiaries
Consolidated Profit and Loss Accounts in accordance with UK and Irish GAAP (unaudited)

                                                       Year          Year
                                                      ended         ended
                                                   March 31,     March 31,
                                                       2004          2003
                                                    EUR'000       EUR'000

Operating Revenues
Scheduled revenues                                  924,566        731,951
Ancillary revenues                                  149,658        110,557



Total operating revenues -continuing operations   1,074,224       842,508
Operating expenses
Staff costs                                         123,624        93,073
Depreciation and amortisation                        98,130        76,865
Other operating expenses

                       Fuel & Oil                   174,991       128,842
                       Maintenance, materials        43,420        29,709
                       and repairs
                       Marketing and                 16,141        14,623
                       distribution costs
                       Aircraft rentals              11,541             -
                       Route charges                110,271        68,406
                       Airport and Handling         147,221       107,994
                       charges
                       Other                         78,034        59,522

Total operating expenses                            803,373       579,034

Operating profit before
non-recurring items, and
goodwill                                             270,851       263,474

Aircraft retirement costs                            (16,552)            -
Buzz re-organisation costs                            (3,012)            -
Amortisation of goodwill                              (2,342)            -
                                                     (21,906)            -

Operating profit after
non-recurring items, and
goodwill                                              248,945      263,474

Other income/(expenses)
Foreign exchange gains                                 3,217           628
(Loss) on disposal of fixed assets                        (9)          (29)
Interest receivable and similar income                23,891        31,363
Interest payable and similar charges                 (47,564)      (30,886)

Total other income/(expenses)                        (20,465)        1,076
Profit before taxation                               228,480       264,550

Tax on profit on ordinary activities                 (21,869)      (25,152)

Profit for the year                                  206,611       239,398


Earnings per ordinary share
                           -Basic (Euro cent)          27.28         31.71

                           -Diluted (Euro cent)        27.00         31.24

Adjusted earnings per ordinary
share*
                          -Basic (Euro cent)           29.91         31.71

                         -Diluted (Euro cent)          29.61         31.24

Number of ordinary shares (in 000's)

                         -Basic                      757,447       755,055
                         -Diluted                    765,131       766,279

* Calculated on Profit for the year before non-recurring items
(net of tax) and Goodwill.



Ryanair Holdings plc and Subsidiaries
Consolidated Balance Sheets in accordance with UK and Irish GAAP (unaudited)

                                                     March 31,     March 31,
                                                         2004          2003
                                                      EUR'000       EUR'000


Fixed assets
Tangible assets                                      1,576,526     1,352,361
Intangible Assets                                       44,499             -

Total fixed assets                                   1,621,025     1,352,361


Current Assets
Cash and liquid resources                            1,257,350     1,060,218
Accounts receivable                                     14,932        14,970
Other assets                                            19,251        16,370
Inventories                                             26,440        22,788


Total current assets                                 1,317,973     1,114,346


Total assets                                         2,938,998     2,466,707


Current liabilities
Accounts payable                                        67,936        61,604
Accrued expenses and other liabilities                 338,208       251,328
Current maturities of long term debt                    67,986        63,291

Short term borrowings                                      345         1,316


Total current liabilities                              474,475       377,539


Other liabilities
Provisions for liabilities and charges                  94,192        67,833

Other creditors                                         30,047         5,673
Long term debt                                         884,996       773,934


Total other liabilities                              1,009,235       847,440


Shareholders' funds - equity
Called - up share capital                                9,643         9,588
Share premium account                                  560,406       553,512
Profit and loss account                                885,239       678,628


Shareholders' funds - equity                         1,455,288     1,241,728

Total liabilities and
shareholders' funds                                  2,938,998     2,466,707





Ryanair Holdings plc and Subsidiaries
Consolidated Cashflow Statements in
accordance  with UK and Irish GAAP (unaudited)

                                                 Year ended     Year ended
                                                  March 31,      March 31,
                                                       2004           2003
                                                    EUR'000        EUR'000


Net cash inflow from operating activities           462,063        351,003

Returns on investments and servicing
of finance                                          (20,313)           608
Taxation                                             (2,056)        (3,410)
Capital expenditure (including aircraft deposits)  (331,599)      (469,847)
Acquisitions and disposals                          (32,697)             -

Net cash inflow/(outflow) before
financing
and management of liquid resources                    75,398      (121,646)

Financing                                            122,705       286,778
(Increase) in liquid resources                      (249,220)     (166,329)
(Decrease) in cash                                   (51,117)       (1,197)

Analysis of movement in liquid resources             982,352       816,023
At beginning of year
Increase in year                                     249,220       166,329


At end of year                                     1,231,572       982,352

Analysis of movement in cash
At beginning of year                                  76,550        77,747
Net cash (outflow) during year                       (51,117)       (1,197)


At end of year                                        25,433        76,550








Ryanair Holdings plc and Subsidiaries
Consolidated Statement of Changes in Shareholders' Funds - equity in accordance with UK and Irish GAAP (unaudited)

                                               Share      Profit
                                  Ordinary   premium    and loss
                                    shares   account     account       Total
                                   EUR'000   EUR'000     EUR'000     EUR'000

Balance at April 1, 2003             9,588   553,512     678,628   1,241,728
Issue of ordinary equity shares         55     6,894           -       6,949
Profit for the year                      -         -     206,611     206,611
Balance at March 31, 2004             9,643  560,406     885,239   1,455,288



Reconciliation of adjusted earnings per share (unaudited)

                                                             Year        Year
                                                            ended       ended
                                                         March 31,   March 31,
                                                             2004        2003
                                                          EUR'000     EUR'000

Profit for the year under UK and Irish GAAP               206,611     239,398


Adjustments


Aircraft retirement      -Depreciation                      3,261           -
costs
                         -Lease costs                      13,291           -
                                                           16,552           -

Buzz re-organisation costs                                  3,012           -
Amortisation of goodwill                                    2,342           -
Taxation adjustment for
above                                                      (1,967)          -

Adjusted profit under UK
and Irish GAAP                                            226,550     239,398

Number of ordinary shares (in 000's)
              -Basic                                      757,447     755,055
              -Diluted                                    765,131     766,279

Adjusted earnings per ordinary share
              -Basic (EUR cent)                               29.91       31.71
              -Diluted (EUR cent)                             29.61       31.24








Ryanair Holdings plc and Subsidiaries
Consolidated Profit and Loss Accounts in accordance
with US GAAP (unaudited)
                                                         Year          Year
                                                        ended         ended
                                                     March 31,     March 31,
                                                         2004          2003
                                                      EUR'000       EUR'000

Operating Revenues
Scheduled revenues                                     924,566      731,951
Ancillary revenues                                     149,658      110,557

Total operating revenues-continuing operations       1,074,224      842,508
Operating expenses
Staff costs                                            123,535       91,907
Depreciation and amortisation                           98,130       76,865
Other operating expenses

                      Fuel & Oil                       174,991      128,842
                      Maintenance, materials and        43,420       29,709
                      repairs
                      Marketing and distribution        16,141       14,623
                      costs
                      Aircraft rentals                  11,541            -
                      Route charges                    110,271       68,406
                      Airport and Handling             147,221      107,994
                      charges
                      Other                             77,946       59,434

Total operating expenses                                803,196     577,780

Operating profit before non-recurring items             271,028     264,728

Aircraft retirement costs                              (16,552)           -
Buzz re-organisation costs                              (3,012)           -

Operating profit after non-recurring items              251,464     264,728

Other income/(expenses)
Foreign exchange gains/(losses)                           3,217      (3,561)
(Loss) on disposal of fixed assets                           (9)        (29)
Interest receivable and similar income                    23,891     31,363

Interest payable and similar charges                     (40,351)   (25,624)

Total other income/(expenses)                            (13,252)     2,149

Profit on ordinary activities
before taxation                                          238,212    266,877
Tax on profit on ordinary activities                     (22,782)   (25,067)
Net income                                               215,430    241,810

Net income per ADS
                        -Basic (Euro cent)                142.21     160.13
                        -Diluted (Euro cent)              140.78     157.78
Adjusted Net Income per ADS *

                        -Basic (Euro cent)                153.82     160.13
                        -Diluted (Euro cent)              152.28     157.78

Weighted Average number of shares

                         -Basic                           757,447   755,055
                         -Diluted                         765,131   766,279


 * Calculated on Net Income before non-recurring items (net of tax).


Ryanair Holdings plc and Subsidiaries
Summary of significant differences between UK, Irish and US generally accepted accounting principles(unaudited)

(A) Net income under US GAAP
                                                             Year ended

                                                     March 31,        March 31,
                                                          2004             2003
                                                       EUR'000          EUR'000

Profit as reported in the consolidated
profit and loss accounts in accordance with UK
and Irish GAAP                                         206,611          239,398

Adjustments
Pension                                                     89              697
Derivative financial instruments
(net of tax)                                                -            (4,189)

Amortisation of goodwill                                 2,342                -
Employment grants                                            -              469
Capitalised interest re aircraft
acquisition programme                                    7,213            5,262
Darley Investments Limited                                  88               88
Taxation - effect of above adjustments                    (913)              85
Net income under US GAAP                               215,430          241,810

(B) Consolidated Cashflow Statements in
accordance
with US GAAP
                                                             Year  ended

                                                     March 31,        March 31,
                                                          2004             2003
                                                       EUR'000          EUR'000

Cashflow from operating activities                     439,694          348,200
Cash (outflow) from investing activities              (354,299)        (575,806)
Cash inflow from financial activities                  121,734          282,590

Increase in cash and cash equivalents                  207,129           54,984

Cash and cash equivalents at beginning of year         537,476          482,492
Cash and cash equivalents at end of year               744,605          537,476




Cash and cash equivalents under US GAAP                744,605          537,476
Restricted cash                                        200,000          120,890

Deposits with a maturity of between
three and six months                                   312,745          401,852
Cash and liquid resources under UK and Irish GAAP    1,257,350        1,060,218



Ryanair Holdings plc and Subsidiaries
Summary of significant differences between UK, Irish and US generally accepted accounting principles(unaudited)



    (C) Shareholders' funds - equity

                                                        March 31,     March 31,
                                                            2004          2003
                                                         EUR'000       EUR'000

    Shareholders' equity as reported in the
    consolidated balance
    sheets (UK and Irish GAAP)                         1,455,288     1,241,728

    Adjustments:
    Pension                                                3,200         3,111
    Goodwill                                               2,342             -
    Capitalised interest re
    aircraft acquisition
    programme                                             17,502        10,289
    Darley Investments Limited                              (151)         (239)
    Minimum pension liability
    (net of tax)                                          (2,631)       (2,656)
    Derivative financial
    instruments (net of tax)                            (116,681)      (73,371)
    Tax effect of adjustments                             (2,588)       (1,675)


    Shareholders' equity as
    adjusted to accord with US
    GAAP                                                1,356,281     1,177,187


    Opening shareholders'
    equity under US GAAP                                1,177,187     1,019,607
    Comprehensive Income
    adjustments

    Unrealised Pension surplus
    / (deficit) (net of tax)                                  25        (2,656)
    Unrealised (losses) on
    derivative financial
    instruments (net of tax)                             (43,310)      (81,630)

                                                         (43,285)      (84,286)

    Net income in accordance
    with US GAAP                                         215,430       241,810
    Stock issued for cash                                  6,949            56

    Closing shareholders'
    equity under US GAAP                               1,356,281     1,177,187










                              Ryanair Holdings plc
                 Management Discussion and Analysis of Results

Introduction
For the purposes of the MD&A all figures and comments are by reference to the adjusted profit and loss account excluding the non-recurring costs, and goodwill referred to below.

Non-recurring costs consisted of re-organisation costs of EUR2.7(net of tax), additional depreciation charge of EUR3.3m relating to an adjustment to the residual value of six Boeing 737-200 aircraft that were retired earlier than planned (see Note 4), which in turn gave rise to lease costs of EUR11.6m(net of tax). Goodwill of EUR2.3m arising from the "Buzz" acquisition was amortised during the period. Total non-recurring costs and goodwill amounted to EUR19.9m (net of tax).

The adjusted Net Profit for the fourth quarter amounted to EUR3.5m reflecting a 22% reduction in average fares.

Summary - Year ended March 31, 2004

Profit after tax has decreased by 5% to EUR226.6m, compared to EUR239.4m in the previous year driven by continued strong growth in passenger volumes and tight cost control, offset by fares, which were on average 14% lower. Operating margins for the year also decreased by 6 points to 25%, however despite this reduction Operating profit increased by 3% to EUR270.9m compared to year ended March 31, 2003.

Total operating revenues for the year grew by 28% to EUR1,074.2m whilst passenger volumes increased by 47% to 23.1m.

Scheduled passenger revenues increased by 26% to EUR924.6m due to strong passenger growth, offset by a 14% decline in average fares during the year to EUR39.97. Passenger volumes increased due to the launch of new routes and bases, increased capacity on our existing routes and the acquisition of Buzz during April 2003. Passenger load factors decreased, as expected by 4 percentage points from 85% to 81%.

Ancillary revenue increased by 35% to EUR149.7m and reflects strong growth in non-flight scheduled revenue, car hire and hotel revenue, offset, by the cessation of the charter programme as Ryanair replaced charter capacity with scheduled services. Ancillary revenues were also negatively impacted by the strength of the euro currency versus sterling, as 65% of ancillary revenues are denominated in sterling. Ancillary revenue, excluding charters increased by 52%, higher than the growth in passenger numbers, and accounted for 14% of total revenues compared to 13% in fiscal '03.

Total operating expenses increased by 39% to EUR803.4m due to the increased level of activity, and the increased costs, primarily fuel, route charges and airport & handling costs associated with the growth of the airline. Costs increased at a lower rate than the growth in passenger numbers principally reflecting the increased operational efficiencies arising from the higher proportion of 737-800 aircraft operated. However costs have increased at a faster rate than the growth in revenues due to the decline in fares as described above.

Other income/expenses declined significantly by EUR21.5m due to the combination of lower deposit interest rates, and higher interest payable arising from the increased level of debt during the year.

Net Profit margins have as a result of above declined from 28% to 21% whilst Net Profit decreased by 5% to EUR226.6m.

Adjusted earnings per share has decreased by 6% to 29.91 euro cent.

Balance Sheet

Cash and Liquid Resources have increased from EUR1,060.2m at March 31, 2003 to EUR1,257.4m at March 31, 2004, reflecting the increased cash flows from the profitable trading performance during the year offset by expenditure in respect of the aircraft acquisition programme. Eighteen additional aircraft were delivered, nine in the last quarter. Ten aircraft were financed under operating lease agreements and the remaining eight aircraft were financed via debt.

Aircraft purchases in addition to aircraft deposits accounted for the bulk of the EUR331.6m incurred in capital expenditure. This was part funded by the draw down of long term debt in relation to eight aircraft, which increased, net of repayments, by EUR115.8m during the year. Shareholders' Funds at March 31, 2004 have increased to EUR1,455.3m, compared to EUR1,241.7m at March 31, 2003.

Detailed Discussion and Analysis - Year ended March 31, 2004

Profit after tax has decreased by 5% to EUR226.6m driven by strong growth in passenger volumes and continued tight cost control, offset by a 14% reduction in average fares. Net margins as a result have decreased by 7 points to 21% from 28% in the comparative period.

Total operating revenues increased by 28% to EUR1,074.2m whilst passenger volumes increased by 47% to 23.1m.

Scheduled passenger revenues increased by 26% to EUR924.6m primarily due to increased passenger numbers on new and existing routes, offset by a 14% reduction in average fares. The reduction in average fares was most pronounced in quarter 4 during which they fell 22%. The weakness of the sterling exchange rate to the euro accounted for 4% of the 14% decline in average fares.

Ancillary revenues increased by 35% to EUR149.7m. Non Charter revenues (the charter programme ceased in quarter 4 last year) increased by 52% during the year, and reflects strong performance in non-flight scheduled revenues, car hire revenues, and internet related revenues. Overall ancillary revenues have increased to 14% of total revenues compared to 13% last year.

Total operating expenses increased by 39% to EUR803.4m due to the increased level of activity, and the increased costs primarily fuel, route charges and airport & handling costs associated with the growth of the airline. The weakness of sterling to the euro had a positive impact on operating costs as did the efficiencies arising from the increased proportion of 737-800 aircraft in operation.

Staff costs have increased by 33% to EUR123.6m. This increase reflects a 31% increase in average employee numbers to 2,288 and the impact of a 3% pay increase granted during the year offset by savings arising from the stronger euro to sterling exchange rate. Productivity calculated on the basis of passengers booked per employee continues to improve, with an increase of 21% to 10,049 passengers being achieved during the year.

Depreciation and amortisation increased by 28% to EUR98.1m due to an increase in the number of aircraft owned from 54 to 62 and the amortisation of capitalised maintenance costs offset by savings arising from the base cost of all 737-200 aircraft now having been fully depreciated. This incorporates a charge of EUR4.4m reflecting the reduction in the residual value of fifteen 737-200 aircraft to a residual value of EUR0.5m each.

Fuel costs rose by 36% to EUR175.0m due to a 58% increase in the number of hours flown, offset by lower US$ cost per gallon, a stronger euro to US$ exchange rate and an improvement in the fleet fuel burn rate due to a higher proportion of 737-800 aircraft operated.

Maintenance costs increased by 46% to EUR43.4m reflecting an increase in the size of the fleet operated, an increase in the number of flight hours, and higher maintenance charges relating to the "Buzz" aircraft, offset by maintenance savings due to improved reliability arising from the higher proportion of 737-800 aircraft operated as a percentage of the total fleet. In addition the entry into operation of ten aircraft under operating lease has resulted in provisions for future overhaul costs being recognised in maintenance costs. This policy is different for aircraft owned by the company when such maintenance costs are capitalised and amortised.

Marketing and distribution costs increased by 10% to EUR16.1m due to a higher spend on the promotion of new routes, and the launch of two new bases at Barcelona, and Rome in the last quarter.

Aircraft rental costs of EUR11.5m arose during the year reflecting the lease rental costs associated with the acquired "Buzz" aircraft and the lease of 10 737-800 aircraft, 9 of which were delivered during quarter 4.
Route charges increased by 61% to EUR110.3m due to an increase in the number of sectors flown, an increase in the average sector length and an increase in the size of the aircraft operated which incur a higher charge offset by the impact of a weaker sterling to euro exchange rate.

Airport and handling charges increased by 36% to EUR147.2m due to an increase in the number of passengers flown, and the impact of increased airport and handling charges on some existing routes, offset by lower charges on our new European routes.

Other expenses increased by 31% to EUR78.0m, which is less than the growth in ancillary revenues due to improved margins on some new and existing products, and cost reductions achieved on other indirect overheads.

Operating profits have increased by 3% to EUR270.9m during the year despite the decline in Operating margins to 25% due to the reasons outlined above. Interest receivable decreased by EUR7.5m to EUR23.9m reflecting the strong growth in cash resources arising from the profitable trading performance, offset by reductions in deposit interest rates during the year. Interest payable increased by EUR16.7m to EUR47.6m due to the increased level of debt arising from the purchase of nine 'next' generation 737-800 aircraft.

Foreign exchange gains arose primarily due to the conversion of sterling and US$ bank balances to euro at the year end, plus the conversion of foreign currency receivable and payable balances.

Taxation has declined by 5% during the year, in line with the decline in pre tax profits.

The Company's Balance Sheet is benefiting from the continued generation of profits. Tangible fixed assets increased to EUR1,576.5m from EUR1,352.4m principally as a result of the purchase of eight additional aircraft since March 31, 2003 and the payment of deposits for future deliveries. Advance delivery deposits amounted to EUR327.1m at the year-end. The Company generated cash from operating activities of EUR450.2m, which funded all advance payments on future deliveries whilst the balance is reflected in the higher cash and liquid resources figure of EUR1,257.4m. Total Debt has increased by a further EUR115.8m, net of repayments, since March 31, 2003 to EUR953.0m. Shareholder's Funds at March 31, 2004 have increased to EUR1,455.3m compared to EUR1,241.7m at March 31, 2003.

Notes to the Financial Statements

1.Accounting Policies

        The accounting policies followed in the preparation of the above preliminary announcement document for the year ended March 31, 2004 are consistent with those set out in the Annual Report for the year ended March 31, 2003. The statutory financial statements for the year to March 31, 2004 will be finalised on the basis of the financial information presented by the directors in this preliminary announcement and, together with the auditors' report thereon, will be delivered to the Register of Companies following the group's annual general meeting.

2.Approval of the Preliminary Announcement

        The Board of Directors approved this preliminary announcement document, which will form the basis of the groups consolidated financial statements for the year ended March 31, 2004, on May 27, 2004.

3.Generally Accepted Accounting Policies

        The Management Discussion and Analysis of Results for the Year ended March 31, 2004 are based on the results reported under Irish and UK GAAP.

4.Aircraft retirement costs

        Six aircraft (five in Q2, one in Q3) were retired earlier than expected due to the detection during the period of scratch marks ('scribing') that occurred during an aircraft painting programme on these aircraft in 1995. It has been determined that the cost of repairing these aircraft is uneconomic due to the short remaining life of the aircraft. Accordingly the Company has determined that the residual value of US$1m (EUR794k) for these aircraft is excessive and as a result has reduced it to EUR250k per aircraft. The cost of this adjustment has been reflected in the results for Quarter 2 and 3.

        As a result of these early retirements the Company has been obliged to lease in seat capacity during the period to enable it to continue its normal flight schedule. The charge in the year of EUR13.3m is reflected in Aircraft retirement costs. As planned the Company has terminated these rentals prior to March 31, 2004.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  01 June 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director